Stanley Account Value Plan
Notes to Financial Statements (continued)

FORM 11-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
☑      Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
or
☐      Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 1-5224
Stanley Account Value Plan
(Full title of the plan)
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules
Stanley Account Value Plan
Years ended December 31, 2010 and 2009

Stanley Account Value Plan
Audited Financial Statements
and Supplemental Schedules
Years ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
To the Finance and Pension Committee of The Board of Directors
Stanley Black & Decker, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Stanley Account Value Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s Management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
Glastonbury, Connecticut
June 27, 2011

Stanley Account Value Plan
Statement of Net Assets Available for Benefits
December 31, 2010

				Unallocated	Mutual and
	Stanley Stock		Cornerstone	Stanley Stock	Commingled
	Fund	Loan Fund	Fund	Fund	Funds	Total
Assets
Cash					$42,749,872	$42,749,872
Investments, at current market value:
Stanley Black & Decker Common Stock:
31,553 shares (cost $585,624)	$2,109,949					2,109,949
2,844,002 shares (cost $97,850,590)	190,178,414					190,178,414
4,014,241 shares (cost $74,504,343)				$268,432,296		268,432,296
Short-term investments and other (cost $5,672,967)	2,105,564	$4,238	$1,077,741	2,170,393	315,031	5,672,967
Mutual funds (cost $6,250,611)					7,400,879	7,400,879
Commingled funds (cost $280,952,476)			95,872,769		223,954,863	319,827,632

	194,393,927	4,238	96,950,510	270,602,689	274,420,645	836,372,009
Dividends and interest receivable	169		112	242	58	581
Contribution receivable from employer			8,662,191			8,662,191
Contribution receivable from participants	109,844				441,709	551,553
Notes receivable from participants		11,271,898				11,271,898

	194,503,940	11,276,136	105,612,813	270,602,931	274,862,412	856,858,232

Liabilities
Debt				121,125,848		121,125,848

				121,125,848		121,125,848

Net assets available for benefits	$194,503,940	$11,276,136	$105,612,813	$149,477,083	$274,862,412	$735,732,384

See accompanying notes.

Stanley Account Value Plan
Statement of Net Assets Available for Benefits
December 31, 2009

				Unallocated	Mutual and
	Stanley Stock		Cornerstone	Stanley Stock	Commingled
	Fund	Loan Fund	Fund	Fund	Funds	Total
Assets
Investments, at current market value:
Stanley Black & Decker Common Stock:
31,398 shares (cost $1,636,464)	$1,617,311					$1,617,311
3,324,792 shares (cost $107,854,241)	171,260,036					171,260,036
4,351,885 shares (cost $80,770,986)				$224,165,596		224,165,596
Short-term investments and other (cost $10,085,659)	8,999,047		$340		$1,086,272	10,085,659
Mutual funds (cost $47,806,645)					48,424,659	48,424,659
Commingled funds (cost $266,631,084)			92,784,896		178,004,125	270,789,021

	181,876,394		92,785,236	224,165,596	227,515,056	726,342,282
Dividends and interest receivable	1,278				5,119	6,397
Contribution receivable from participants	1,283,089				624,192	1,907,281
Notes receivable from participants		$11,483,198				11,483,198

	183,160,761	11,483,198	92,785,236	224,165,596	228,144,367	739,739,158

Liabilities
Debt				129,025,845		129,025,845
Excess contributions payable					1,555	1,555
Accounts payable	1,592,446				187,107	1,779,553

	1,592,446			129,025,845	188,662	130,806,953

Net assets available for benefits	$181,568,315	$11,483,198	$92,785,236	$95,139,751	$227,955,705	$608,932,205

See accompanying notes.

Stanley Account Value Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

				Unallocated	Mutual and
	Stanley Stock		Cornerstone	Stanley	Commingled
	Fund	Loan Fund	Fund	Stock Fund	Funds	Total
Additions
Investment income:
Dividends	$4,127,290			$5,621,604		$9,748,894
Interest	1,417	$577,531	$1,474			580,422

	4,128,707	577,531	1,474	5,621,604		10,329,316
Net appreciation (depreciation)	33,861,506		11,265,037	75,025,779	$26,845,138	146,997,460
Employer contributions			8,662,191		1,264,571	9,926,762
Employee contributions	2,000,877				24,031,554	26,032,431

	39,991,090	577,531	19,928,702	80,647,383	52,141,263	193,285,969

Deductions
Withdrawals	(23,029,513)	(1,141,597)	(8,053,433)		(25,860,333)	(58,084,876)
Administrative expenses	(136,101)		(164,136)		(464,555)	(764,792)
Interest expense				(7,636,122)		(7,636,122)

	(23,165,614)	(1,141,597)	(8,217,569)	(7,636,122)	(26,324,888)	(66,485,790)
Interfund transfers in (out)	(3,889,851)	357,004	1,116,444	(18,673,929)	21,090,332	—

Net increase (decrease)	12,935,625	(207,062)	12,827,577	54,337,332	46,906,707	126,800,179
Net assets available for benefits at beginning of year	181,568,315	11,483,198	92,785,236	95,139,751	227,955,705	608,932,205

Net assets available for benefits at end of year	$194,503,940	$11,276,136	$105,612,813	$149,477,083	$274,862,412	$735,732,384

See accompanying notes

Stanley Account Value Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
Plan Overview
The Stanley Account Value Plan (the “Plan”), which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of The Stanley Works (known as Stanley Black & Decker, Inc. on and after March 12, 2010) and its U.S. affiliates (the “Company”). Each individual employed by the Company as a common law employee who is subject to the income tax laws of the United States is covered by the Plan, unless the individual is a “leased employee” as defined in the Plan, is in a unit of employees listed in Part I(A) of Appendix A of the Plan, is employed by Stanley Security Solutions, Inc. as a piece worker or contract worker, or is covered by a collective bargaining agreement with the Company with respect to which retirement benefits were the subject of good faith negotiation and, as a result of such negotiation, the collective bargaining agreement does not provide that the individuals covered by such bargaining agreement are to be covered under the Plan. In addition, an individual employed after November 1, 2004, by an entity that first becomes a wholly-owned (direct or indirect) U.S. subsidiary of The Stanley Works after that date is not covered under the Plan during any period in which he or she is employed by the Company, unless Appendix A of the Plan provides for his or her coverage. An individual who is employed by the Company on a temporary assignment from a foreign affiliate (i.e. a holder of a United States Permanent Residence Card or an Employment Authorization Document) is not considered an eligible employee and will not be covered under the Plan during any period for which he or she is eligible to accrue a benefit under a foreign retirement plan that covers employees of the foreign affiliate pursuant to the laws of a country other than the United States. Effective as of June 30, 2010, an individual employed by Stanley Convergent Security Solutions, Inc. who was an employee of Sonitrol Corporation on September 26, 2008, and has not terminated employment with Stanley Convergent Security Solutions, Inc. and an individual employed by Stanley Convergent Security Solutions, Inc. who is employed at the ProtectionNet™ Monitoring Center in Baltimore, Maryland, is not covered under the Plan, and, effective August 30, 2010, an individual employed by Stanley Convergent Security Solutions, Inc. who works in the order entry department in Irving, Texas, is not covered under the Plan.
A participant’s own contributions and matching allocations are allocated to a “Choice Account.” All amounts which are credited to a participant’s Choice Account may be invested as directed by the participant in one or more of the investment funds made available by the Plan administrator. Amounts received by the Plan on behalf of a participant in a direct rollover or a direct transfer from a qualified plan of an entity that has been acquired by the Company may be invested as directed by the Plan administrator until such time as the participant provides investment instructions with respect to such amounts.
Subject to certain additional limitations (including a limitation of 7% of compensation for highly compensated employees), participants may contribute to the Plan through pre-tax payroll deductions up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees have the option of making after-tax contributions to the Plan. Prior to 2009, pre-tax contributions were matched in an amount equal to 50% of the participant’s pre-tax contributions up to a maximum matching allocation of 3.5% of the participant’s compensation. An amendment to the Plan was adopted, in December 2008, so that no matching allocations would be made under the Plan for any Plan year beginning on or after January 1, 2009. Pursuant to an amendment to the Plan adopted in December 2009, a matching allocation was made under the Plan for the 2009 Plan year on behalf of each participant who had employment status on or after October 1, 2009, in an amount equal to 25% of the participant’s pre-tax contributions to the Plan during 2009, up to a maximum total matching allocation of 1.75% of the participant’s compensation for 2009.
The Plan was amended, effective for Plan years beginning on and after January 1, 2010, so that a participant’s Choice Account will automatically be credited with matching allocations with respect to a payroll cycle equal to 50% of the participant’s pre-tax contributions for the payroll cycle, taking into account only pre-tax contributions that do not exceed 7% of compensation for the payroll cycle. Therefore, the maximum matching allocation with respect to a participant’s pre-tax contributions for a payroll cycle is 3.50% of the participant’s compensation for such payroll cycle. Matching allocations with respect to a payroll cycle are allocated to the Choice Account of a participant on whose behalf such allocations are made as soon as practicable after compensation is paid to the participant with respect to the payroll cycle.

Stanley Account Value Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Overview (continued)
Under certain circumstances, participants who have attained age 50 are permitted to make additional, pre-tax contributions (“Catch-up Contributions”) to the Plan. Catch-up Contributions may exceed certain limitations imposed under the Code and the Plan’s percentage limit. Catch-up Contributions are not eligible for matching allocations.
In addition, effective for Plan years beginning on and after January 1, 2010, there has been a reinstatement of Cornerstone Account allocations of 3%, 5% or 9% of compensation depending upon age, and a reinstatement of additional Cornerstone Account allocations on behalf of eligible Plan participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. Cornerstone Account allocations are determined in notional, quarterly credits. In order to receive a Cornerstone Account credit for a calendar quarter that ends on or after March 31, 2010, an eligible Plan participant must be employed on the last day of such calendar quarter and not be employed in a classification that is excluded from Cornerstone Account allocations, as described under the heading “Cornerstone Allocations” in this Note 1.
The allocations credited to a participant’s Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant’s after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of The Stanley Works (known after December 31, 2010, as the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc.) for the period or periods during which they are invested or reinvested, prior to April 1, 1999, in common stock of The Stanley Works or, after March 31, 1999, in the Stanley Stock Fund. (Prior to April 30, 2001, the guarantee was provided for certain participants under The Stanley Works Retirement Plan and for other participants under the Pension Plan for Hourly Paid Employees of The Stanley Works. Effective April 30, 2001, the guarantee is provided through the Pension Plan for Hourly Paid Employees of The Stanley Works). This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).
The Plan is intended to comply with Section 404(c) of the Employee Retirement Income Security Act (ERISA) by providing employees with at least three diversified investment options plus sufficient information to make informed investment decisions. Under Section 404(c), the Company and the other fiduciaries of the Plan will not be liable for any financial losses that may result from the investment decisions of a participant or beneficiary.

Stanley Account Value Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Choice Account Fund Investments
The following investment funds are offered for Choice Account investments under the Plan:
Stanley Stock Fund — The Stanley Stock Fund invests primarily in common stock of Stanley Black & Decker, Inc., while maintaining an appropriate level of short-term investments to meet daily liquidity needs. The investment objective of this fund is to provide long-term growth while providing participants with an opportunity to share in the investment performance of Stanley Black & Decker, Inc. common stock, which is traded on the NYSE under the symbol SWK.
State Street Global Advisors (“SSgA”) S&P 500 Index Fund — The investment objective of this fund is long-term growth, subject to market fluctuations characteristic of large capitalization U.S. stocks. Assets will be invested in a diversified portfolio of large stocks with the core style representative of the S&P 500 Index.
SSgA U.S. Total Market Index Fund — The investment objective of this fund is long-term growth, subject to market fluctuations characteristic of the overall U.S. stock market. Assets will be invested in a diversified portfolio of large, medium, and small stocks, with both growth and value styles, representative of the Dow Jones U.S. Total Stock Market Index.
SSgA International Index Fund — The investment objective of this fund is long-term growth, subject to market fluctuations characteristic of large and medium capitalization non-U.S. stocks. Assets will be invested in a diversified portfolio of international developed market stocks, with both growth and value styles, representative of the Morgan Stanley Capital International Europe, Australasia, Far East Index (“MSCI EAFE Index”).
SSgA U.S. Extended Market Index Fund — This fund seeks long-term growth, subject to market fluctuations characteristic of small and medium capitalization U.S. stocks. Assets will be invested in a diversified portfolio of small and medium capitalization stocks, with growth and value styles, representative of the Dow Jones U.S. Completion Total Stock Market Index.
SSgA U.S. Bond Market Index Fund —The investment objectives of this fund are income and preservation of capital. The fund does not guarantee principal, but is expected to provide relatively stable rates of return with moderate fluctuations of market value. Assets will be invested in a diversified portfolio of investment grade fixed income securities representative of the Barclays Capital U.S. Aggregate Bond Index.
Luther King Capital Management (“LKCM”) Small Cap Equity Fund — This fund seeks to maximize long-term growth, subject to market fluctuations characteristic of domestic small and medium capitalization companies. Assets will be invested in a diversified portfolio of small and medium capitalization stocks which are actively managed to target a long-term return, net of fees, in excess of that of the Russell 2000 Index.
Dodge & Cox International Stock Fund — This fund seeks long term growth of principal and income, subject to market fluctuations characteristic of large and medium capitalization non-U.S. stocks. Assets will be actively managed and invested in a diversified portfolio of international developed market stocks, with both growth and value styles, representative of the MSCI EAFE Index.
SSgA U.S. Inflation Protected Bond Index Fund — Class A — This fund seeks to match the returns of the Barclays Capital U.S. Treasury Inflation Protected Securities Index over the long term. The fund invests in a portfolio of U.S. Treasury inflation protection securities, pursuant to a strategy of owning a market-value weight of each security in the Index.

Stanley Account Value Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Choice Account Fund Investments (continued)
Blackrock LifePath Index Retirement Funds (“Target Retirement Funds”) — These funds are designed to provide a single fund election based on the year closest to when a participant expects to need his or her funds. The investment objective of each fund is to provide a mix of income and long-term capital growth which is adjusted over time to gradually become more conservative as the target year approaches. Target Retirement Funds have been established in five year increments beginning 2015 through 2050. There is also a Target Retirement Income Fund with an asset allocation designed for those who are very close to or already in retirement.
Short Term Investment Fund (“STIF”) — This fund consists of one underlying fund, the BlackRock Institutional Management (“BlackRock”) TempFund. The investment objective of this fund is to preserve capital and provide a competitive level of income comparable to other fixed income investments with similar characteristics, but without market fluctuations. The BlackRock TempFund invests primarily in a diversified portfolio of U.S. dollar-denominated money market instruments, including government, U.S. and foreign bank, and commercial, obligations and repurchase agreements secured by such obligations.
Cornerstone Allocations
In 1998, the Plan was amended to provide separate allocations for certain eligible participants. Under this arrangement, eligible participants receive annual allocations to Cornerstone Accounts of 3%, 5% or 9% of compensation depending upon age. A participant is not eligible for these separate allocations (“Cornerstone Account allocations”) if he or she is covered under a collective bargaining agreement; eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of The Stanley Works; an employee of Stanley Security Solutions, Inc.; an employee of Stanley Supply & Services, Inc. (other than an employee who was employed by Jensen Tools, Inc. on December 29, 2001); an employee with Stanley Tools at Watseka or Bradley, Illinois or at West Lafayette, Indiana; an employee with Stanley Tools whose primary duties are to provide sales and technical support services to Stanley Tools with respect to its leveling, aligning and plumbing devices product lines; an employee at the Kannapolis, North Carolina distribution center whose employment commences on or after December 1, 2004; an employee of Stanley Access Technologies LLC at Dallas, Texas, Cortland, New York, San Diego, California, or at Denver, Fort Collins or Colorado Springs, Colorado, or at Albuquerque, New Mexico, Mandeville, Louisiana, Indianapolis, Indiana, Burnsville, Minnesota, Memphis, Nashville or Knoxville, Tennessee, Jackson, Mississippi, Little Rock, Arkansas, or Salt Lake City, Utah; an employee of Sargent & Greenleaf, Inc.; an employee of Stanley Black & Decker, Inc. at Kentwood, Michigan; an employee of National Manufacturing Co. or National Manufacturing Sales Co. whose employment commences on or after January 1, 2007; or an employee of Stanley Convergent Security Solutions, Inc. Also, effective April 1, 2010, a participant who is employed by Stanley Black & Decker, Inc. pursuant to the Executive Chairman Agreement, as defined in the Agreement and Plan of Merger, dated as of November 2, 2009, is excluded from Cornerstone Account allocations.
Effective June 1, 2001, additional Cornerstone Account allocations are made for active participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. The amount of this additional annual allocation is a percentage of pay based on age and service as set forth in the Plan. Also, certain additional allocations may be made to Cornerstone Accounts in a particular year for designated groups of participants. Effective June 23, 2008, a participant may direct the investment of 100% of the funds credited to his or her Cornerstone Account among the investment funds made available under the Plan for investment of Cornerstone Accounts. Effective June 23, 2008, each participant’s Cornerstone Account balance was automatically transferred to the “age appropriate” Target Retirement Fund (i.e. the Target Retirement Fund for the year that is closest to the year in which the participant reaches age 65). A participant is able to change the Target Retirement Fund in which his or her Cornerstone Account is invested, by directing, at any time, that his or her Cornerstone Account balance be invested entirely in one of the other Target Retirement Funds made available for investment under the Plan. The regular and additional Cornerstone Account allocations for 2008, that were allocated to a participant’s Cornerstone Account in 2009, were automatically invested in the same Target Retirement Fund in which the participant’s Cornerstone Account was then invested. If a participant did not already have a Cornerstone Account, the Cornerstone Account allocations for 2008 were automatically invested in the participant’s “age appropriate” Target Retirement Fund.
The Plan was amended in December 2008, so that, effective January 1, 2009, all Cornerstone Account allocations under the Plan were suspended. In December 2009, the Plan was amended to reinstitute all Cornerstone Account allocations under the Plan, effective for Plan years beginning on or after January 1, 2010.

Stanley Account Value Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Distributions and Vesting
Participants are fully vested as to amounts in their accounts attributable to their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the matching allocations made on their behalf once they have completed 3 years of service with no vesting in the matching allocations before completion of 3 years of service. All participants who are employed on or after January 1, 2007 are vested in 100% of the value of the Cornerstone Account allocations made on their behalf once they have completed 3 years of service.
Benefits generally are distributed upon termination of employment. Normally, a lump-sum distribution is made in cash or shares of the Company’s common stock (hereinafter referred to as Common Stock, Stanley Black & Decker Stock, or shares), at the election of the participant, equal to the value of the Stanley Stock Fund, Cornerstone Fund, and mutual and collective investment fund investments held for the participant at the time of the distribution.
During active employment, subject to financial hardship rules or attainment of age 59 1/2, a participant may make withdrawals from the vested amounts in his or her Choice Account. Under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan may withdraw a portion of the funds held in the participant’s Choice Account. Also, a participant whose Choice Account holds funds that were transferred to the Plan on behalf of the participant in a direct transfer from another defined contribution plan sponsored by a business that was acquired by the Company (“Acquired Plan”) may, under circumstances set forth in the Plan, withdraw a portion of such transferred funds held in the participant’s Choice Account. A participant may, for any reason, withdraw all or a portion of the amount in the participant’s Choice Account that is attributable to any after-tax contributions he or she has made to the Plan.
Under the terms of the Plan, a participant who is subject to the restrictions of Section 16(b) of the Securities and Exchange Act of 1934 (“Section 16 restrictions”), may not elect a transfer of assets from the Stanley Stock Fund to another investment fund or to receive a loan, withdrawal or distribution which is funded in whole or in part from the Stanley Stock Fund (other than a distribution upon termination of employment or pursuant to an annual 55/10 diversification election) if the participant had elected a transfer of assets from another investment fund to the Stanley Stock Fund during the preceding six months. In addition, a participant who is subject to the Section 16 restrictions will not be permitted to elect a transfer of assets to the Stanley Stock Fund from another investment fund if, during the preceding six months, the participant had elected a transfer of assets from the Stanley Stock Fund to another investment fund or to receive a loan, withdrawal or distribution which was funded in whole or in part from the Stanley Stock Fund (other than a distribution upon termination of employment or pursuant to an annual 55/10 diversification election).
During the quarterly blackout periods enforced by the Company with respect to trading in Stanley Black & Decker Stock by insiders, the Plan prohibits a restricted participant, as defined in the Plan, from transferring any portion of his of her Choice Account balance into or out of the Stanley Stock Fund, or obtaining a loan, distribution or withdrawal from the Plan to the extent that the loan, distribution or withdrawal would result in the disposition of all or a portion of the participant’s interest in the Stanley Stock Fund.
Loan Fund
Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts, with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding balance of loans from the Plan during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed which is payable, through payroll deductions, over a term of not more than five years. Participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. A participant may not have more than one loan outstanding at any time, except to the extent that, after the participant has taken a loan from the Plan, one or more loans that are not in default are transferred to the Plan on behalf of the participant in a direct transfer from an Acquired Plan. However, if a loan that was in default under an Acquired Plan is transferred to the Plan and no other loans are transferred to the Plan from the Acquired Plan, the participant on whose behalf the defaulted loan is transferred to the Plan may have one loan outstanding from the Plan in addition to the transferred defaulted loan. The amount of a participant’s transferred defaulted loan that has not been repaid or offset upon a distributable event with respect to such a participant, including the interest that accrues thereon, is treated as an outstanding loan for purposes of determining the maximum amount of any new loan that may be made to the participant from the Plan.

Stanley Account Value Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Loan Fund (continued)
If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the loan outstanding, and the distribution shall fully discharge the Plan with respect to the participant’s account value attributable to the outstanding loan balance.
Unallocated Stanley Stock Fund
The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 4 and 5) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company’s treasury and previously unissued shares (“exempt loans”). The shares purchased from the proceeds of the loans were placed in the Unallocated Stanley Stock Fund (the “Unallocated Fund”). Under the 1989 loan agreement, the Company guaranteed the loan to ensure that there would be annual contributions sufficient to enable the Plan to repay the loan plus interest. Both of the loan agreements were refinanced effective June 30, 1998. The 1989 loan was repaid in full in 2008.
Monthly transfers of shares of Stanley Black & Decker Stock are made from the Unallocated Fund for allocation to participants based on the current period debt principal and interest payments made under the loan as a percentage of total future debt principal and interest payments. Dividends received on allocated and unallocated shares of Stanley Black & Decker Stock and participant and Company contributions are used to make payments under the exempt loan. If dividends on the allocated shares are applied to the payment of debt service, a number of shares of Stanley Black & Decker Stock having a fair market value at least equal to the amount of the dividends so applied are allocated to the Choice Accounts of participants who would otherwise have received cash dividends. Shares of Stanley Black & Decker Stock released from the Unallocated Fund are applied to meet the obligations under the Plan in regard to participant contributions, matching allocations, Cornerstone Account allocations, and dividends paid in connection with allocated shares of Stanley Black & Decker Stock used for payment of debt service.
The Company will make a contribution to the Plan for a Plan year beginning on or after January 1, 2009, of the amount, if any, by which the sum of the value of Stanley Black & Decker Stock released from the Unallocated Fund with respect to the Plan year and the contributions to the Plan that are not used to make payments under an exempt loan for the Plan year is less than the total of: (i) the participants’ contributions for the Plan year; (ii) any matching allocations or Cornerstone Account allocations made for the Plan year, (other than the amount of such allocations attributable to forfeitures); and (iii) any dividends paid on shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to participants’ interests in the Stanley Stock Fund that are used to make payments under an exempt loan for that Plan year. Moreover, the Company will make a contribution to the Plan for a Plan year beginning on or after January 1, 2009, of the amount, if any, by which the amount needed to make payments under the exempt loan for the Plan year exceeds the total of: (i) the participants’ contributions; (ii) dividends paid on shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to participants’ interests in the Stanley Stock Fund that are applied to make payments under the exempt loan for that Plan year; (iii) dividends paid on shares of Stanley Black & Decker Stock in the Unallocated Fund that are applied to make payments under the exempt loan for that Plan year; and (iv) any Company contributions to the Plan for such Plan year that are applied to make payments under the exempt loan for that Plan year. A contribution will be applied in accordance with the terms of the Plan.
The value of Stanley Stock released from the Unallocated Fund with respect to the 2009 Plan year and the contributions made to the Plan for that Plan year that were not used to make payments under exempt loans exceeded the total of: (i) the contributions made by participants for the Plan year; (ii) the amount of the matching allocations made for the Plan year (other than matching allocations attributable to forfeitures); and (iii) dividends paid during the Plan year on shares of Stanley Stock in the Stanley Stock Fund attributable to participants’ interests in the Stanley Stock Fund that were applied to make payments under an exempt loan for the Plan year. The amount of such excess, determined for 2009, was allocated to the Choice Account of each participant who made pre-tax contributions during 2009 and was employed on December 31, 2009. The excess was allocated in the proportion that each such eligible participant’s pre-tax contributions for 2009 bore to the aggregate pre-tax contributions of all such eligible participants for 2009. The excess value allocated for 2009 was $892,903, which was allocated to the eligible participants’ Choice Accounts in January 2010.

Stanley Account Value Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Unallocated Stanley Stock Fund (continued)
There will be additional allocations in a future Plan year, if the value of Stanley Black & Decker Stock released from the Unallocated Fund with respect to the Plan year, and the contributions made to the Plan for that Plan year that are not used to make payments under an exempt loan, exceeds the total of participant contributions, matching and Cornerstone allocations (other than the amount of such allocations attributable to forfeitures) made for the Plan year, and dividends paid during the Plan year on allocated shares of Stanley Black & Decker Stock applied to make payments under an exempt loan for the year. Any such additional allocations for a Plan year will be allocated to the Choice Account of each participant who made pre-tax employee contributions during the Plan year, is not covered by a collective bargaining agreement, and has employment status (as defined in the Plan) on the last day of the Plan year. The additional allocations will be allocated to eligible participants in the proportion that the amount of each such participant’s pre-tax contributions for the Plan year bears to the aggregate pre-tax contributions of all such eligible participants for that Plan year. There was no such additional allocation for the 2010 Plan year.
In the event of a change in control (as defined in the Plan) of Stanley Black & Decker, Inc., any such additional allocations for the Plan year in which such change in control occurs will be allocated to Choice Accounts for all participants for such Plan Year, without regard to whether they made pre-tax contributions during that Plan year, are covered by a collective bargaining agreement, or have employment status on the last day of that Plan year. Any additional allocations that are made in the event of a change in control of Stanley Black & Decker, Inc. will be allocated to eligible participants in the proportion that each such participant’s pay (as defined in the Plan) for the Plan year bears to the aggregate pay of all such participants for that Plan year.
The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan, a Plan participant will, in effect, be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

Stanley Account Value Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Unallocated Stanley Stock Fund (continued)
In addition, the trust agreement provides that the trustee will respond to a tender or exchange offer with respect to the number of shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. If a participant does not direct the trustee as to the manner in which to respond to a tender or exchange offer, such participant will be deemed to have directed the trustee not to tender or exchange shares of Stanley Black & Decker Stock that are attributable to his or her interest in the Stanley Stock Fund. Any such allocated shares with respect to which the trustee has not received timely instructions from a participant will not be tendered or exchanged. Shares of Stanley Black & Decker Stock held by the trustee which have not been allocated to the Choice Account of any participant shall be tendered or exchanged by the trustee in the same proportion as the allocated shares of Stanley Black & Decker Stock as to which the trustee receives instructions (including deemed instructions as described above) are tendered or exchanged. Therefore, by providing instructions as to whether to tender or exchange shares of Stanley Black & Decker Stock in the Stanley Stock Fund attributable to his or her Choice Account (including deemed instructions as described above), a participant will, in effect, be providing instructions with respect to a portion of the shares held in the Unallocated Fund in the Plan. The foregoing provisions are subject to applicable law, which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may make decisions regarding the tender or exchange of shares of Stanley Black & Decker Stock held in the Unallocated Fund in a manner other than the proportionate method described above if it believes that this proportionate method would violate applicable law.
The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.
The Plan maintains separate accounts for participants. In addition to the participants’ contributions, matching allocations, Cornerstone Account allocations, and the participants’ loan payments, such accounts are credited with related gains, losses, and dividend income.
At December 31, 2010 there were no benefits payable to terminated vested participants who had requested their payments. At December 31, 2009, benefits payable to terminated vested participants who had requested their payments were $3,169.
Forfeited Accounts
During the years ended December 31, 2010 and 2009, amounts forfeited for non-vested accounts totaled $528,265 and $2,593,368, respectively. As of December 31, 2010 and 2009, the balance in the forfeited non-vested account totaled $303,739 and $436,079, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Cornerstone Account allocations.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the modified cash basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stanley Account Value Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Adoption of New Accounting Pronouncement
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 168”) codified in ASC 105, “Generally Accepted Accounting Principles” (“ASC 105”), which establishes the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative generally accepted accounting principles. The Codification superseded all then-existing non-SEC accounting and reporting standards. The issuance of this statement does not change generally accepted accounting principles; it has, however, changed the applicable citations and naming conventions used when referencing generally accepted accounting principles.
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires a number of new disclosures including disclosure of significant transfers in or out of Level 1 and Level 2 and the reasons for such transfers, an entity’s policy for determining when transfers between levels are recognized, the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or Level 3 and requires the changes in Level 3 fair value measurements to be disclosed separately rather than net. In addition, this update seeks to improve transparency by requiring fair value measurement disclosures for each class of assets and liabilities. This pronouncement is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The Plan adopted this pronouncement in its entirety effective January 1, 2010. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 requires that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 with retrospective application. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. The adoption of ASU 2010-25 had an immaterial impact on the presentation of the statements of net assets available for plan benefits.
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect, if any, that the provisions of this pronouncement will have on its financial statements.
Investments
The carrying amounts of all investments are reported at fair value. The Plan investments consist predominantly of shares of Stanley Black & Decker Stock, commingled funds, mutual funds, and short term investments. Stanley Black & Decker Stock and the mutual funds are traded on a national exchange and valued at the last reported sales price on the last business day of the Plan year. The Stanley Stock Fund and other commingled funds are stated at fair market value on the last business day of the Plan year using independent pricing services. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.
The assets of the Plan are held in trust by an independent corporate trustee, The Bank of New York Mellon, (the “Trustee”) pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Stanley Account Value Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investments (continued)
Investments representing 5% or more of the fair value of net plan assets are as follows:

	December 31,	December 31,
	2010	2009
Stanley Black & Decker — Common Stock*	$460,720,659	$397,042,943
BNY Mellon Cash Reserve	$42,749,872	$—
State Street Global Advisor S&P 500 Index Fund	$38,807,527	**
BlackRock TempFund	$—	$43,211,180

*	Both participant and non-participant directed.

**	Amount is less than 5% of the Plan’s net assets available for benefits.
Dividend Income
Dividend income is accrued on the ex-dividend date.
Gains or Losses on Sales of Investments
Gains or losses realized on the sales of investments are determined based on average cost.
Expenses
Administrative expenses not paid by the Plan are paid by the Company.
3. Fair Value Measurements
ASC 820 requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 —  Quoted prices for identical assets or liabilities in active markets.
Level 2 —  Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs and significant value drivers are observable.
Level 3 —  Assets or liabilities that are valued using unobservable inputs.
The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis:

	Fair Value at December 31, 2010
		Level 1	Level 2	Level 3
	Total	Inputs	Inputs	Inputs

Stanley Black & Decker Stock	$460,720,659	$270,542,245	$190,178,414	$—
Mutual Funds	7,400,879	7,400,879	—	—
Commingled Funds and Short-term Investments	325,500,599	—	325,500,599	—

Total	$793,622,137	$277,943,124	$515,679,013	$—

Stanley Account Value Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements (continued)

	Fair Value at December 31, 2009
		Level 1	Level 2	Level 3
	Total	Inputs	Inputs	Inputs

Stanley Black & Decker Stock	$397,042,943	$225,782,907	$171,260,036	$—
Mutual Funds	48,424,659	48,424,659	—	—
Commingled Funds and Short-term Investments	280,874,680	—	280,874,680	—

Total	$726,342,282	$274,207,566	$452,134,716	$—

4. Debt
Debt consisted of the following at December 31:

	2010	2009
Notes payable to the Company in monthly installments to 2028 with interest at 6.09%	$121,125,848	$129,025,845
The scheduled maturities of debt for the next five years are as follows: 2011 — $7,700,004; 2012 — $7,500,000; 2013 — $7,400,004; 2014 — $7,200,000 and 2015 — $7,200,000.
The number of shares held in the Unallocated Fund is reduced as shares are released to the Stanley Stock Fund pursuant to principal and interest payments. During 2010 and 2009, 337,644 and 352,299 shares, respectively, were released and at December 31, 2010 and December 31, 2009, 4,014,241 and 4,351,885 shares, respectively, are unallocated. Payment of the Plan’s debt has been guaranteed by the Company. Should the principal and interest due exceed the dividends paid on shares in the Stanley Black & Decker Stock and Unallocated Funds, and employee and Company matching contributions, the Company is responsible for funding such a shortfall. There were no such debt service funding shortfalls in 2010 or 2009.
5. Transactions with Parties-in-Interest
Fees paid during 2010 and 2009 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees paid by the Plan during 2010 and 2009 were $764,792 and $1,008,976, respectively.
In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. The Plan made $15,536,118 and $14,158,088 of principal and interest payments related to this debt in 2010 and 2009, respectively. At December 31, 2010 and 2009, $121,125,848 and $129,025,845, respectively, was outstanding on such debt.
For the years ended December 31, 2010 and 2009, the Plan had investments in 6,889,796 and 7,708,075 common shares of the Company, respectively, with a cost basis of $172,940,557 and $190,261,691, respectively. For the years ended December 31, 2010, the Plan recorded dividend income of $9,748,894.
6. Income Tax Status
The Internal Revenue Service has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on December 6, 2004, at which time the IRS stated that the form of the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Stanley Account Value Plan
Notes to Financial Statements (continued)
7. Assets Transferred from Certain Acquired Plans
Reflected in employee contributions in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2010 are $923,066 of assets that were transferred to the Plan from certain acquired plans pursuant to the termination and liquidations of such plans. These transfers were made on behalf of former participants in the Safemasters Company Profit Sharing 401(k) Plan (“Safemasters plan”). The transferred plan assets were allocated to the Choice Accounts of the pertinent individuals, and invested under the Plan either in core funds (investment options, other than Target Retirement Funds, offered under the Plan) that corresponded to the individual’s Safemasters plan funds as of a specified date, or in a Target Retirement Fund, depending upon whether, as of the pertinent date, the individual’s investment election for his or her Choice Account was core funds or one Target Retirement Fund. If an individual did not have a Choice Account in the Plan, a Choice Account was established for that individual and his or her transferred plan assets were invested in the core funds in the Plan that corresponded to the investment funds in which his or her Safemasters plan funds were invested on the pertinent date.
8. Risks and Uncertainties
The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly, material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as well as the unallocated fund balance as presented in the Statements of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s common stock include those set forth in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.
9. Subsequent Events
Effective January 1, 2011, Wells Fargo Bank, N.A., replaced The Bank of New York Mellon, as the Trustee of the Plan. Also, effective January 1, 2011, the Plan was amended and restated and the name of the Plan was changed to the “Stanley Black & Decker Retirement Account Plan”. Pursuant to a plan merger, the Plan accepted the transfer of all the assets and liabilities of The Black & Decker Retirement Savings Plan, effective January 1, 2011. All of these transferred funds were credited to Choice Accounts.
Under the restated Plan, eligible employees who are not “highly compensated” (as defined under the Plan), may, after December 31, 2010, elect to make before-tax and after-tax contributions under the Plan of up to a total of 25% of pay for a pay period. Highly compensated employees may continue to contribute up to 7% of pay for a pay period, on a pre-tax basis, and may not make after-tax contributions to the Plan.
Eligible employees of a Black & Decker affiliate (except those represented by collective bargaining agreements) and employees who would have been eligible for Cornerstone Account allocations of 3%, 5% or 9% of pay under the terms of the Stanley Account Value Plan as in effect prior to January 1, 2011, may receive a “Core Allocation” from the Company for a Plan year that begins on or after January 1, 2011, regardless of whether they make contributions to the Plan. Therefore, the “Cornerstone Allocation” has been renamed “Core Allocation” effective January 1, 2011, and there are changes to the allocation percentages that will be applied. The Core Allocation for a Plan year is based on the eligible employee’s age on December 31 of the year and is determined in notional, quarterly credits. In order to receive a Core Allocation credit for a calendar quarter that ends on or after March 31, 2011, an eligible Plan participant must be employed on the last day of such calendar quarter and not be employed in a classification that is excluded from Core Account allocations according to the terms of the Plan. Eligible employees under age 40 will receive of 2% of pay; eligible employees age 40 to 54 will receive 4% of pay; and eligible employees age 55 or older will receive 6% of pay. In addition, there will be Core Transition Benefit Allocations and Additional Core Transition Benefit Allocations under the Plan for five years (2011-2015) for certain employees who were previously eligible for Cornerstone Account allocations of 3%, 5% or 9% of pay, and certain employees who were previously eligible to accrue benefits under specified defined benefit plans. The Core Transition Benefit Allocation is based on the eligible associate’s age on December 31 and ranges from 1% to 3% for 2011 & 2012, decreasing to 0.5% to 1.5% for 2013, 2014 & 2015. The Additional Core Transition Benefit allocation is based on the eligible associate’s age of December 31 and years of service as of January 31, 1998 and ranges from 0.1% to 7%. Core Accounts are also credited with any funds previously credited to Cornerstone Accounts.

Stanley Account Value Plan
Notes to Financial Statements (continued)
9. Subsequent Events (continued)
A participant who is credited with an hour of service with the Company on or after January 1, 2011, will become vested in the portion of his or her Choice Account attributable to matching allocations credited after 1986, matching contributions transferred from The Black & Decker Retirement Savings Plan that were made to that plan after 2007, and certain other allocations to a Choice Account made after 1997, upon the earlier of completion of one year of service or attainment of age 55 while an employee of the Company. Moreover, a participant who is credited with an hour of service on or after January 2011, will become vested in allocations to his or her Core Account, upon the earlier of the date on which the participant completes three years of service or the date on which the participant attains age 55 while an employee of the Company.
Prior to January 1, 2011, the Plan was required to permit a participant who was at least age 55 and had completed ten years of participation to diversify a specified percentage of his or her Choice Account that was invested in the Stanley Stock Fund. This requirement was met, in part, by permitting distributions from the Plan of the portion of the Choice Account subject to diversification, pursuant to an “annual 55/10 diversification election”. Pursuant to regulatory guidance effective January 1, 2011, the Plan is not required to provide these annual 55/10 diversification elections, since the Plan meets new diversification rules which require that there be at least three diversified separate investment funds, other than the Stanley Black & Decker Stock Fund, with distinct risk and return characteristics, to which transfers may be made, at least quarterly, from the Stanley Black & Decker Stock Fund, and from which transfers may be made, at least quarterly, to the Stanley Black & Decker Stock Fund.
A request for an updated determination letter regarding the Plan was submitted to the IRS on January 31, 2011.

Stanley Account Value Plan
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number — 009
December 31, 2010

	Description of Investment, Including
Identity of Issue, Borrower, or Similar	Maturity Date, Rate of Interest, Par or
Party	Maturity Value	Cost	Current Value
Common Stock:
Stanley Black & Decker*	6,889,796 shares of Common Stock; par value $2.50 per share	$172,940,557	$460,720,659

BNY Mellon*	BNY Mellon Cash Reserve	42,749,872	42,749,872

BNY Mellon*	EB Temporary Investment FD II	5,672,967	5,672,967

Mutual Funds:
Dodge & Cox	International Stock Fund	3,887,277	4,445,184
Luther King Capital Management Corporation	Small Cap Equity Fund	2,363,334	2,955,695

Commingled Funds:
State Street Global Advisor	S&P 500 Index Fund	33,410,636	38,807,527
State Street Global Advisor	International Index Fund	33,272,282	36,348,530
State Street Global Advisor	Extended Market Fund	21,111,638	27,876,686
State Street Global Advisor	Total Market Index Fund	21,738,277	25,763,469
State Street Global Advisor	Bond Market Index Fund	23,797,709	26,147,861
State Street Global Advisor	Passive TIPS Funds	10,561,243	11,191,555
Barclays Global Investors, N.A.	LifePath Index Retirement Fund	14,384,357	16,082,401
Barclays Global Investors, N.A.	LifePath Index 2015 Fund	26,945,307	30,318,881
Barclays Global Investors, N.A.	LifePath Index 2020 Fund	24,738,545	27,766,391
Barclays Global Investors, N.A.	LifePath Index 2025 Fund	30,408,612	33,813,933
Barclays Global Investors, N.A.	LifePath Index 2030 Fund	17,632,362	19,727,061
Barclays Global Investors, N.A.	LifePath Index 2035 Fund	11,972,635	13,401,478
Barclays Global Investors, N.A.	LifePath Index 2040 Fund	6,694,448	7,575,452
Barclays Global Investors, N.A.	LifePath Index 2045 Fund	3,136,134	3,577,342
Barclays Global Investors, N.A.	LifePath Index 2050 Fund	1,148,291	1,429,065
Total investments		508,566,483	836,372,009
Notes receivable from participants*	Promissory notes at prime rate with maturities up to twenty seven years (ranging from 3.25% to 10.5%)		11,271,898
Total		$508,566,483	$847,643,907

*	Indicates party-in-interest to the Plan.

Stanley Account Value Plan
Schedule H, 4(j) — Schedule of Reportable Transactions
EIN 06-0548860
Plan Number — 009
Year ended December 31, 2010

Current Value
	Number of	Number	Purchase	Sales	Cost of	of Asset on	Net Gain
Description of Asset	Purchases	of Sales	Amount	Amount	Asset	Transaction Date	on Sale

Category (i) — Single transaction in excess of 5% of plan assets.
None
Category (ii) — Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.
None
Category (iii) — Series of transactions of the same issue in excess of 5% of plan assets.
None
Category (iv) — Single transaction with the same person in excess of 5% of plan assets.
None

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Account Value Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Account Value Plan
Date: June 29, 2011	By:	/s/ Mark Mathieu
Mark Mathieu
Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm